Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

April 23, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Parhaum Hamidi

Re:	Carvana Co.
Registration Statement on Form S-1 (File No. 333-224404)
Originally Filed April 23, 2018
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Carvana, Co. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on April 25, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participated in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WELLS FARGO SECURITIES, LLC CITIGROUP GLOBAL MARKETS INC.

Acting severally on behalf of themselves and the several Underwriters

WELLS FARGO SECURITIES, LLC

By:	/s/ James Bohm III
	Name:	James (Beau) Bohm
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Douglas J. Baird
	Name:	Douglas J. Baird
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]